Filed by BioSante Pharmaceuticals, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 (the “Securities Act”) and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Securities Act File Number: 333-185391

Subject Company: BioSante Pharmaceuticals, Inc.

Exchange Act File Number: 001-31812

Joint Press Release of BioSante Pharmaceuticals, Inc. and ANIP Acquisition Company

Issued on January 22, 2013

FOR IMMEDIATE RELEASE	NASDAQ: BPAX

BioSante Pharmaceuticals and ANI Pharmaceuticals Announce

Special Meetings of Stockholders to Consider Proposed Merger

Special Meetings of Stockholders Scheduled for March 15, 2013

BioSante Also Announces Record Date for Contingent Value Rights Distribution

LINCOLNSHIRE, Illinois and BAUDETTE, Minnesota (January 22, 2013) — BioSante Pharmaceuticals, Inc. (NASDAQ: BPAX) and ANIP Acquisition Company d/b/a ANI Pharmaceuticals, Inc. announced today that each company will hold a special meeting of its stockholders on Friday, March 15, 2013 to consider and vote on certain matters in connection with the proposed merger of BioSante and ANI pursuant to the agreement and plan of merger dated October 3, 2012.

BioSante and ANI have fixed the close of business on January 17, 2013 as the record date for the purpose of determining the stockholders who are entitled to notice of, and to vote at, their respective special meetings of stockholders.  The special meeting of BioSante’s stockholders will be held at 8:00 a.m., Central Daylight Savings Time, at BioSante’s corporate office located at 111 Barclay Boulevard, Lincolnshire, Illinois 60069.  The special meeting of ANI’s stockholders will be held at 9:00 a.m., Eastern Daylight Savings Time, at the offices of MVP Capital Partners located at 259 N. Radnor-Chester Road, Suite 130, Radnor, Pennsylvania 19087.  BioSante and ANI stockholders are encouraged to read the definitive joint proxy statement/prospectus in its entirety as it provides, among other things, a detailed discussion of the proposed merger, the merger agreement and the process that led to the proposed merger.

In addition to the approval of BioSante’s and ANI’s stockholders, the completion of the merger is subject to other customary closing conditions.

BioSante stockholders who need assistance in voting their shares or who have questions regarding BioSante’s special meeting may contact AST Phoenix Advisors toll-free at (877) 478-5038.

BioSante also announced today that its board of directors has set the close of business on March 15, 2013, the date of the special meeting of BioSante’s stockholders, as the record date with respect to the anticipated distribution of contingent value rights (CVRs) providing payment rights arising from a future sale, transfer, license or similar transaction(s) involving BioSante’s LibiGel® (female testosterone gel) to holders of BioSante common stock.  Although BioSante’s board of directors has set the record date for such distribution, BioSante’s board of directors has not yet authorized or declared the distribution and does not intend to do so until after BioSante’s and ANI’s stockholders have approved the merger and all related matters being submitted to a vote of such stockholders. The CVR distribution will be effected immediately prior to, but contingent upon, completion of the merger.

BioSante and ANI expect to close the merger as soon as practicable following receipt of approval of the proposed merger by BioSante’s and ANI’s stockholders at their respective special meetings.

About the Proposed Merger

Under the terms of the merger agreement, if the proposed merger is completed, ANI will merge with and into BioSante, with BioSante continuing as the surviving company.  Upon completion of the merger, the combined company will be renamed ANI Pharmaceuticals, Inc. and will operate under the leadership of the ANI management team, with Arthur S. Przybyl serving as President and Chief Executive Officer.  In addition to Mr. Przybyl, the board of directors of the combined company is expected to have two current directors from BioSante and four current ANI directors. The combined company that will result from the merger will be a fully integrated specialty pharmaceutical company focused on developing, manufacturing and marketing branded and generic prescription pharmaceuticals.

Pursuant to the terms of the merger agreement, upon completion of the merger, ANI stockholders will have the right to receive, for each share of ANI capital stock they hold, that number of shares of BioSante common stock, if any, as determined pursuant to the exchange ratios described in the merger agreement and the provisions of ANI’s certificate of incorporation.  Following completion of the merger, the current ANI stockholders are expected to own approximately 53 percent of the outstanding shares of common stock of the combined company, and the current BioSante stockholders are expected to own approximately 47 percent of the outstanding shares of common stock of the combined company.  The exchange ratios are subject to potential adjustment as described in the merger agreement depending upon the amount of “net cash” of BioSante as of a determination date prior to the closing date of the merger, but in no event will the current ANI stockholders own less than 50.1 percent (or the current BioSante stockholders own more than 49.9 percent) of the outstanding shares of common stock of the combined company.

About BioSante Pharmaceuticals, Inc.

BioSante’s corporate strategy is to develop high value medically-needed pharmaceutical products and to implement strategic alternatives with respect to its products and its company, including licenses, business collaborations and other business combinations or transactions with other pharmaceutical and biotechnology companies.  BioSante’s products include LibiGel® (transdermal testosterone gel) for the treatment of female sexual dysfunction (FSD), specifically hypoactive sexual desire disorder (HSDD), which is in Phase III development.  BioSante also is developing a portfolio of cancer vaccines, with 17 Phase I and Phase II clinical trials currently on-going.  Four of these vaccines have been granted Orphan Drug designation by the U.S. Food and Drug Administration (FDA).  BioSante’s other products include an FDA-approved testosterone gel for male hypogonadism, which is licensed to Teva Pharmaceuticals USA, Inc., and the Pill-Plus™, an oral contraceptive in Phase II clinical development by Pantarhei Bioscience B.V.  BioSante’s first FDA-approved product, Elestrin™ (estradiol gel) indicated for the treatment of hot flashes associated with menopause, is marketed in the U.S. by Meda Pharmaceuticals, BioSante’s licensee.

About ANI Pharmaceuticals, Inc.

ANI Pharmaceuticals is a fully integrated specialty branded and generic pharmaceutical company developing, manufacturing, and marketing branded and generic prescription pharmaceuticals.  In two facilities with combined manufacturing, packaging and laboratory capacity totaling 173,000 square feet, ANI manufactures oral solid dose products, as well as liquids and topicals, including narcotics and those that must be manufactured in a fully contained environment due to their potency and/or toxicity.  ANI also performs contract manufacturing for other pharmaceutical companies.  Over the last two years ANI has launched three new products and has 11 products in development targeting markets with current sales of approximately $775 million.  ANI’s targeted areas of product development include narcotics, anti-cancers and hormones (potent compounds), and extended release niche generic Rx product opportunities.  For more information, please visit www.anipharmaceuticals.com.

Forward-Looking Statements

To the extent any statements made in this news release deal with information that is not historical, these are forward-looking statements under the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the proposed transaction between BioSante and ANI, the terms, timing, conditions to and anticipated completion of the proposed transaction, the expected ownership of the combined company and the composition of the combined company’s board of directors and management team; the anticipated distribution to BioSante stockholders of contingent value rights (CVRs) immediately prior to the merger and the terms, timing and value of such CVRs, the potential benefits of the proposed transaction to the BioSante and ANI stockholders, the combined company’s plans, objectives, expectations and intentions with respect to future operations and products, the anticipated financial position, operating results and growth prospects of the combined company and other statements that are not historical in nature, particularly those that utilize terminology such as “will,” “expects,” “plans,” “potential,” “future,” “believes,” “intends,” “continue,” other words of similar meaning, derivations of such words and the use of future dates. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Uncertainties and risks may cause BioSante’s and the combined company’s actual results to be materially different than those expressed in or implied by such forward-looking statements. Particular uncertainties and risks include, among others, the failure of the BioSante or ANI stockholders to approve the transaction, the risk that BioSante’s net cash at closing will be lower than currently anticipated or the failure of either party to meet the other conditions to the closing of the transaction; delays in completing the transaction and the risk that the transaction may not be completed at all; the failure to realize the anticipated benefits from the transaction or delay in realization thereof; the businesses of BioSante and ANI may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption during the pendency of and following the transaction, including adverse effects on employee retention and on business relationships with third parties; the risk that the CVRs may not be distributed prior to the completion of the merger or at all or may not be paid out or result in any value to BioSante’s stockholders; general business and economic conditions; the combined company’s need for and ability to obtain additional financing; the difficulty of developing pharmaceutical products, obtaining regulatory and other approvals and achieving market acceptance; the marketing success of BioSante’s and the combined company’s licensees or sublicensees.  More detailed information on these and additional factors that could affect BioSante´s actual results are described in BioSante´s filings with the Securities and Exchange Commission, including its most recent quarterly report on Form 10-Q.  All forward-looking statements in this news release speak only as of the date of this news release and are based on BioSante´s current beliefs and expectations. BioSante undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed merger between BioSante and ANI and related matters involving BioSante and ANI.  In connection with the proposed transaction, BioSante has filed with the SEC and the SEC has declared effective a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials.  The final definitive joint proxy statement/prospectus is in the process of being sent to the stockholders of BioSante and ANI.  Investors and security holders are urged to read the joint proxy statement/prospectus (including any amendments or supplements) and other documents filed with the SEC carefully in their entirety because they contain important information about BioSante, ANI and the proposed transaction.

Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by BioSante at the SEC’s web site at www.sec.gov.  Free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC also can be obtained by directing a request to BioSante, Attention: Investor Relations, telephone: (847) 478-0500.  In addition, investors and security holders may access copies of the documents filed with the SEC by BioSante on BioSante’s website at www.biosantepharma.com.

BioSante and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction described in this release.  Information regarding BioSante’s directors and executive officers is available in BioSante’s annual report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on March 13, 2012 and BioSante’s definitive proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 9, 2012.  If and to the extent that any of the BioSante participants will receive any additional benefits in connection with the proposed transaction that are unknown as of the date of this release, the details of those benefits will be described in the definitive joint proxy statement/prospectus relating to the proposed transaction.  Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of BioSante’s directors and executive officers in the proposed transaction by reading the definitive joint proxy statement/prospectus.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For more information about BioSante, please contact:
For Investors:
The Trout Group LLC
Tricia Swanson
(646) 378-2953
tswanson@troutgroup.com

For more information about ANI, please contact:
For Investors:
Arthur S. Przybyl
(218) 634-3608
arthur.przybyl@anipharmaceuticals.com